Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 20
DATED MAY 25, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 20 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 20 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 19 dated May 18, 2005, Supplement No. 18 dated May 6, 2005, Supplement No. 17 dated April 22, 2005, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since May 18, 2005, the date of our last supplement, Supplement No. 19. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Crossroads Plaza 8 East Washington Street North Attleborough, MA (1)	1987	05/18/05	5,882,500	16,000	100	1	CVS Drug Store

Commons at Royal Palm 511 N. State Road 7 Royal Palm Beach, FL (2)	2001	05/18/05	24,701,200	158,159	100	16	Toys R Us T.J. Maxx Michaels PETsMART

Boston Commons 800 Boston Road Springfield, MA (3)	1993	05/18/05	14,748,000	103,070	100	7	Super Big Y CVS Drug Store

Eckerd Drug Store 13303 New Hampshire Avenue Colesville, MD	2005	05/19/05	7,438,400	13,992	100	1	Eckerd Drug Store

Hewitt Associates Campus 90, 98 & 100 Half Day Road 4 Overlook Point Lincolnshire, IL (4)	1974 to 1996	05/20/05	220,000,000	1,161,686	100	1	Hewitt Associates, Inc.

Ashland & Roosevelt 1220 S. Ashland Ave. Chicago, IL (5)	2002	05/20/05	24,138,600	111,473	100	19	Jewel/Osco

Maple Tree Place 100 Syracuse Street Williston, VT (6)	2004/ 2005	05/20/05	102,332,000	507,615	77	36	Shaw's Supermarket

Golfland Plaza 53 Boston Post Road Orange, CT (7)	1995	05/20/05	9,604,400	57,976	70	1	Best Buy

Cornerstone Plaza 5645 - 5675 North Atlantic Avenue Cocoa Beach, FL (8)	2004/ 2005	05/20/05	14,250,000	68,577	85	16	Publix

Gloucester Town Center 515 Berlin-Cross Keys Road Gloucester Twnshp, NJ (9)	2003	05/20/05	22,500,000	108,420	100	18	Acme Markets (Ground Lease)

Chantilly Crossing 14405 Chantilly Crossing Lane Chantilly, VA (10)	2004	05/20/05	27,800,000	80,519	90	21	Office Depot Party City
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

On May 18, 2005, we purchased this property with our own funds and assumption of the existing mortgage debt of approximately $4,977,700. The loan requires monthly principal and interest payments based on a fixed interest rate of 5.441%, and matures in January 2015.

(2)

On May 18, 2005, we purchased this property with our own funds and assumption of the existing mortgage debt of approximately $14,471,900. The loan requires monthly principal and interest payments based on a fixed interest rate of 6.877%, and matures in November 2012.

(3)

On May 18, 2005, we purchased this property with our own funds and assumption of the existing mortgage debt of approximately $9,879,700. The loan requires monthly principal and interest payments based on a fixed interest rate of 5.360% and matures in June 2014.

(4)

On May 20, 2005, we obtained financing in the amount of $129,800,000 with respect to this property. The loan requires interest only payments at an annual interest rate of 5.04% and matures in June 2030.

(5)

The property is on a long term ground lease with the State of Illinois Medical District Commission for approximately 56 years. On May 20, 2005, we purchased this property with our own funds, a portion of which will be funded at a later date subject to the assumption of the existing mortgage debt of approximately $1,888,600 which will occur at a later date. The loan will require monthly principal and interest payments based on a fixed interest rate of 7.48% per annum, and will mature in February 2022.

(6)	The occupancy percentage does not include approximately 19,690 gross leasable square feet which have been leased to tenants whose leases have not yet commenced.

(7)

The initial closing will be for 45,654 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely. The remaining 12,322 gross leasable square feet is expected to close at a later date when a tenant signs the lease, occupies this space and their lease has commenced.

(8)

The occupancy percentage does not include approximately 3,000 gross leasable square feet which have been leased to tenants whose leases have not yet commenced. On May 20, 2005, we obtained financing in the amount of $8,400,000 with respect to this property. The loan requires interest only payments at an annual interest rate of 4.83% and matures in June 2010.

(9)

We entered into a joint venture agreement with the current owners of this property, who are unaffiliated third parties. We made a capital contribution in the amount of approximately $11,800,000 to this joint venture and received an equity interest representing a majority ownership and operating control of this joint venture.

(10)

We entered into a joint venture agreement with the current owners of this property, who are unaffiliated third parties. We made a capital contribution in the amount of approximately $14,100,000 to this joint venture and received an equity interest representing a majority ownership and operating control of this joint venture. The initial closing was for 77,044 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely. The remaining 3,000 gross leasable square feet is expected to close at a later date for a purchase price of approximately $2.1 million, when the tenant who has leased this space, is occupying their space and their lease has commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of May 20, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003	249,980,000	2,499,722,014	262,079,815	2,237,642,199

Our second offering dated December 21, 2004	67,819,220	678,192,197	70,545,230	607,646,967

Shares sold pursuant to our distribution reinvestment program	6,779,460	64,404,865	-	64,404,865

Shares repurchased pursuant to our share repurchase program	(267,734)	(2,476,538)	-	(2,476,538)

	324,330,946	3,240,042,538	332,625,045	2,907,417,493

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.